Exhibit 21.1

GLOBAL BRASS AND COPPER HOLDINGS, INC

List of Subsidiaries

Global Brass and Copper, Inc.
GBC Metals, LLC
Chase Brass, LLC
A.J. Oster, LLC
GBC Metals Asia Pacific PTE Ltd.
Bryan Metals, LLC
Olin Fabricated Metal Products, LLC
Olin Industrial (Hong Kong) Limited
Olin Luotong Metals (GZ) Co., Ltd.
Chase Industries, LLC
Chase Brass and Copper Company, LLC
A.J. Oster Foils, LLC
A.J. Oster Caribe, LLC
A.J. Oster West, LLC
A.J.O. Mexico S.A. de C.V.
A.J.O. Global Services Mexico S.A. de C.V.